FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated January 30, 2006- Grant Of Stock Options

2.

Interim Financial Statement Second Quarter

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

International KRL Resources Corp.

(Registrant)

Date: 15 February, 2006

By: /s/ Seamus Young

Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DATE: January 30, 2006

______________________________________________________________________________________

GRANT OF STOCK OPTIONS

International KRL Resources Corp. (the “Company”) announced the grant of 1,000,000 stock options to certain directors and officers under its incentive stock option plan.  The options are exercisable at a price of $0.45 per share for a period of two years, and are subject to a four month hold period.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED NOVEMBER 30, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the six-month period ended November 30, 2005 have not been reviewed by the Company’s auditors.

INTERNATIONAL KRL RESOURCES CORP.

INTERIM BALANCE SHEETS

(UNAUDITED – PREPARED BY MANAGEMENT)

		November 30	May 31
		2005	2005
		- $ -	- $ -
A S S E T S
CURRENT ASSETS
Cash		712,044	1,384,431
Amounts receivable		106,196	23,029
Marketable securities (Note 3)		32,600	27,000
Due from related parties (Note 8)		126,061	12,801
Prepaid expenses and deposits		29,182	26,289
Mining exploration tax credit receivable		16,368	16,368
		1,022,451	1,489,918

CAPITAL ASSETS (Note 5)		46,585	51,212

MINERAL INTERESTS (Note 6)		5,110,521	4,023,276

		6,179,557	5,564,406

L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable		56,406	50,140

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)		12,327,394	11,459,894

CONTRIBUTED SURPLUS (Note 7)		508,995	369,899

DEFICIT		(6,713,238)	(6,315,527)

		6,123,151	5,514,266

		6,179,557	5,564,406

APPROVED BY THE DIRECTORS
Signed:	“Seamus Young”
Signed:	“Judith Mazvihwa”

INTERNATIONAL KRL RESOURCES CORP. INTERIM STATEMENTS OF LOSS AND DEFICIT (UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Six Months Ended
	November 30 2005 - $ -	November 30 2004 - $ -	November 30 2005 - $ -	November 30 2004 - $ -

EXPENSES
Amortization	3,132	705	6,264	1,410
Business development	37,954	3,193	55,149	6,411
Financing fees and expenses	-	-	83,771	38,840
Insurance	-	-	7,520	-
Investor relations	11,495	13,183	19,745	26,070
Management fees	7,500	19,240	136,469	31,270
Office and miscellaneous	9,563	19,266	21,252	30,630
Professional fees	18,870	9,247	29,762	19,784
Salaries and benefits	17,593	19,018	39,079	39,753
Transfer agent and filing fees	1,960	4,439	9,170	10,216
Gain on disposal	(10,470)	-	(10,470)	-

TOTAL EXPENSES	97,597	88,291	397,711	204,384

NET LOSS FOR PERIOD	(97,597)	(88,291)	(397,711)	(204,384)

DEFICIT, BEGINNING OF PERIOD	(6,615,641)	(5,572,189)	(6,315,527)	(5,456,096)

DEFICIT, END OF PERIOD	(6,713,238)	(5,660,480)	(6,713,238)	(5,660,480)

NET LOSS PER SHARE	(0.003)	(0.004)	(0.01)	(0.009)

WEIGHTED AVERAGE SHARES OUTSTANDING	38,364,006	24,858,306	38,364,006	23,957,893

INTERNATIONAL KRL RESOURCES CORP. INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Six Months Ended
	November 30		November 30
	2005 - $ -	2004 - $ -	2005 - $ -	2004 - $ -

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
Net loss for the period	(97,597)	(88,291)	(397,711)	(204,384)
Amortization	3,132	705	6,264	1,410
Gain on disposal Marketable Securities	(10,470)	-	(10,470)	-
Stock-based compensation	-	11,740	139,096	16,270
Changes in non-cash working capital accounts:
Accounts payable	(22,853)	(6,018)	6,266	35,027
Amounts receivable	(21,799)	-	(83,167)	-
Deposits and prepaid expenses	(8,230)	(688)	(2,893)	(10,587)
Marketable securities	(13,000)	-	(13,000)	-
Other current assets	-	15,784	-	12,074
Net cash used in operating activities	(170,817)	(66,768)	(355,615)	(150,190)

INVESTING ACTIVITIES
Capital assets	-	-	(1,637)	(2,262)
Proceeds on sale of marketable securities	17,870	-	17,870	-
Mineral interests	(345,442)	6,915	(1,087,245)	(333,536)
Net cash used in investing activities	(327,572)	6,915	(1,071,012)	(335,798)

FINANCING ACTIVITIES
Share capital issued	-	-	867,500	20,000
Due from related parties	(56,184)	86,936	(113,260)	34,311
Net cash provided by (used in) financing activities	(56,184)	86,936	754,240	54,311
INCREASE (DECREASE) IN CASH	(554,573)	27,083	(672,387)	(431,677)

CASH, BEGINNING OF PERIOD	1,266,617	19,049	1,384,431	477,809

CASH, END OF PERIOD	712,044	46,132	712,044	46,132

SUPPLEMENTAL CASH FLOW INFORMATION
Cash transactions
Interest paid on debt	-	-	-	-
Income tax paid	-	-	-	-
Non-cash transactions
Issue of share capital for house purchase option	-	-	-	10,000

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $966,045 and an accumulated deficit of $6,713,238 as at November 30, 2005. There is no guarantee the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.
b)	Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
c)	Marketable Securities Marketable securities are recorded at cost. The carried amount is reduced to market value where there has been a decline in value below cost that is other than temporary.
d)

Loss Per Share

Basic “loss per share” is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the Year. The Company applies the treasury stock method in calculating diluted “loss per share”. Diluted “loss per share” excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

e)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

g)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the year when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

h)	Property and Equipment Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:
	Office and field equipment	20%
	Computer equipment	30%
	Vehicle	30%
	Software	50%
	In the year of acquisition, amortization is recorded at one-half the above rates.
i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

j)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to employees or non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued.

k)	Stock Issuance Costs The Company charges all costs relating to issuing shares and raising capital directly to operations.
l)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. MARKETABLE SECURITIES

In the year ended May 31, 2005 marketable securities valued at $31,000 were received for option payments and subsequently written down to a market value at year end of $27,000.  At November 30, 2005 the market value was $76,600.

		ESO	Goldeye
	Total - $ -	Uranium Corp - $ -	Explorations Ltd. - $ -
Balance May 31, 2005	27,000	27,000	-
Transactions in the period:
Sold	(5,400)	(5,400)	-
Additions	13,000	-	13,000
Written down to lower of cost or market value	(2,000)	-	(2000)
Balance November 30, 2005	32,600	21,600	11,000

Market value November 30, 2005	75,600	65,600	11,000

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, prepaid and other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The company is not party to any derivative instruments.

5. CAPITAL ASSETS
			November 30 2005	May 31 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Crew house option	10,000	-	10,000	10,000
Computer equipment	18,236	10,488	7,748	7,334
Field equipment	4,846	1,892	2,954	3,754
Office furniture and equipment	11,233	4,243	6,990	7,242
Software	2,326	1,400	926	1,744
Vehicle	35,525	17,558	17,967	21,138
	82,166	35,581	46,585	51,212

6. MINERAL INTERESTS
A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		November 30, 2005	Current expenditures	May 31, 2005
		- $ -	- $ -	- $ -
a)	Copper Hill, Ontario
	Acquisition costs	516,709	89	516,620
	Exploration expenditures:
	Accommodation & Meals	210,153	20,259	189,894
	Amortization	24,213	-	24,213
	Assays	221,098	13,101	207,997
	Drafting	91,083	-	91,083
	Drilling	1,086,549	61,589	1,024,960
	Geo wages & misc.	1,038,914	38,520	1,000,394
	Geophysics	145,573	7,566	138,007
	License fees	26,178	4,721	21,457
	Line cutting	82,806	-	82,806
	Supplies & misc.	148,153	7,231	140,922
	Support wages	230,223	18,612	211,611
	Surveys	122,739	8,033	114,706
	Travel & vehicle	242,483	11,161	231,322
	Recoveries	(112,500)	-	(112,500)
		3,557,665	190,793	3,366,872
	Total Copper Hill, Ontario	4,074,374	190,882	3,883,492
b)	Nor, Yukon
	Acquisition costs	126,143	52,478	73,665
	Exploration expenditures:
	Accommodation & Meals	139,253	139,114	139
	Assays	19,496	19,496	-
	Drafting	5,790	4,831	959
	Geo wages & misc.	100,557	91,732	8,825
	Geophysics	154,834	92,169	62,665
	Helicopter	300,408	300,408	-
	License fees	6,784	1,573	5,211
	Supervision	5,625	5,625	-
	Supplies & misc.	39,075	39,075	-
	Support wages	41,382	41,382	-
	Surveys	84,564	84,564	-
	Travel & vehicle	22,423	22,038	385
	METC receivable	(16,368)	-	(16,368)
		903,823	842,007	61,816
	Total Nor Property, Yukon	1,029,966	894,485	135,481

c)	Carswell, Saskatchewan
	Acquisition costs	-	-	-
	Exploration expenditures:
	Geo wages & misc.	2,594	250	2,344
	Recoveries	(1,844)	-	(1,844)
		750	250	500
	Total Carswell, Saskatchewan	750	250	500

6.	MINERAL INTERESTS (Continued)

		November	Current	May 31,
		30, 2005	expenditures	2005
		- $ -	- $ -	- $ -

d)	Bear River, B.C.
	Acquisition costs	1,379	1,378	1
	Exploration expenditures:
	Supervision	250	250	-
	Supplies & misc.	224	-	224
	License fees	3,578	-	3,578
		4,052	250	3,802
	Total Bear River, British Columbia	5,431	1,628	3,803
		5,110,521	1,087,245	4,023,276
a)	Copper Hill, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 853 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During the year, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project. During the year, the Company re-staked various other claims, which upon filing were re-evaluated from 133 units to 139 units.

(ii)

Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

(iv)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

6.	MINERAL INTERESTS (Continued)

(v)

Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vi)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

b)	Nor Property, Yukon

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

	(i)	$7,500 paid within 5 days of agreement;
	(ii)	a further $20,000 paid on June 1, 2005;
	(iii)	a further $30,000 to be paid on December 1, 2005;
	(iv)	a further $40,000 to be paid on December 1, 2006;
	(v)	a further $50,000 to be paid on December 1, 2007; and
	(vi)	a further $60,000 to be paid on December 1, 2008.
If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.
Share consideration:

	(i)	200,000 shares issued in December, 2004;
	(ii)	a further 200,000 shares issued on December 1, 2005;
	(iii)	a further 200,000 shares to be issued on December 1, 2006;
	(iv)	a further 200,000 shares to be issued on December 1, 2007; and
	(v)	a further 200,000 shares to be issued on December 1, 2008.
The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.
During the year, the Company staked an additional 154 claims, to bring the total number of claims to 206. These claims are subject to the same NSR terms as the option agreement claims.

c)	Carswell, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

	(i)	$25,000 paid on or before March 19, 2005;
	(ii)	100,000 shares issued on or before March 19, 2005;

6.	MINERAL INTERESTS (Continued)
		(iii)	50,000 shares to be issued on or before March 14, 2006;
		(iv)	50,000 shares to be issued on or before March 14, 2007;
		(v)	$25,000 to be expended on exploration before March 14, 2006;
		(vi)	a further $25,000 to be expended on exploration before March 14, 2007;
		(vii)	a further $25,000 to be expended on exploration before March 14, 2008; and
		(viii)	a further $25,000 to be expended on exploration before March 14, 2009.

	(d)	Bear River, British Columbia
The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

7.	SHARE CAPITAL
Authorized
100,000,000 common shares without par value
Issued and outstanding
		# of shares	- $ -
Balance, May 31, 2005		35,345,256	11,459,894
i)	Private placement	1,900,000	442,500
ii)	Private placement	2,075,000	415,000
iii)	Warrants exercised	50,000	10,000
Balance, November 30, 2005		39,370,256	12,327,394
i)

In August 2005 the Company completed a brokered private placement financing and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total cash consideration of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 6, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 on or before August 3, 2007.

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each such unit consists of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 on or before August 3, 2007.

ii)

In August 2005 the Company completed a private placement financing and issued 2,075,000 non-flow-through units at $0.20 per unit for total cash consideration of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006.

iii)	In August 2005 50,000 warrants were exercised at a price of $0.20 per warrant for total cash consideration of $10,000.
Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

7.	SHARE CAPITAL (Continued)

During the period, 2,290,000 stock options were granted. The fair value of incentive stock options granted and fully vested during the year was $139,096 and was recognized as compensation expense in the current period and recorded in equity as contributed surplus relating to stock options granted.

The fair value of options granted, including agents’ options, was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Interest rate	2.63%
	Term of options	2 years
	Volatility	78%
Contributed Surplus
			November 30,
			2005 - $ -	2004 - $ -
Balance, beginning of period			369,899	42,112
Additions in period			139,096	327,787
Balance, end of period			508,995	369,899

The compensation of $139,096 was recorded as management fees and financing expense in the period.
8.				RELATED PART TRANSACTIONS AND BALANCES
			November 30,
			2005 - $ -	2004 - $ -
(a)	Transactions during period
	Management fees paid to a company controlled by a Director		15,000	15,000
			November 30, 2005 - $ -	May 31 2005 - $ -
(b)	Balances
	Amounts due from related parties represent advances to a director and related companies with common directors		126,061	12,801

9.	COMMITMENTS

(a)

In a prior year, the Company entered into an office lease expiring March 31, 2007 at $3,642 per month. A total of 50% of the lease minimum payments are charged to a second public company on a month to month basis.

(b)

In a prior year, the Company extended a lease agreement for the use of a crew house located in Gowganda, Ontario. A further extension in the previous year extended the lease to June 2006. The Company is committed to lease payments of $2,000 per month expiring June, 2006

10.	FINANCIAL STATEMENT PRESENTATION

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the presentation of interim financial information.  Accordingly, they do not include all the information and disclosures required by Canadian GAAP for annual financial statements.

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2005.

11.	SUBSEQUENT EVENT

Subsequent to November 30, 2005 the Company entered into the following transactions:

(a)	Issued 200,000 shares at a price of $0.20 pursuant to an option payment and property commitment.
(b)

The Company completed a non-brokered private placement and issued 2,360,000 flow through units at a price of $0.25 per flow through unit for total gross proceeds of $590,000. The Company is still in the process and will issue up to 8,000,000 non-flow through units at a price of $0.20 per non-flow through unit, for total gross proceeds of up to $1,600,000.

Each flow through unit shall consist of one flow-through common share and one half of one non-flow through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from closing date at a price of $0.35.

Each Non flow through unit consists of one non flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from Closing Date at a price of $0.30.

Finder’s fees and finder’s warrants may be paid on a portion of this private placement. Finder’s fees will be equal to 8% of the dollar amount attributed to a finder and will be paid in a combination of cash and Non FT Units, with the proportion of cash and non flow through units at the election of the finder. Finder’s warrants will be equal in number to 10% of the aggregate number of flow through units and non flow through units attributable to a finder, and will allow the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of two years from the closing date.

All securities issued pursuant to the non-brokered offering will be subject to a four month hold period from the closing date.
(c)	698,625 Stock options were exercised at a price of $0.20 per share.

12.	COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the current presentation

INTERNATIONAL KRL RESOURCES CORP.

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005

DESCRIPTION OF BUSINESS

International KRL Resources Corp. was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario.  It is engaged in the acquisition, exploration and development of mineral properties in Ontario, Saskatchewan and the Yukon.  The Company is currently focusing its exploration activities for base and precious metals on its Nor, Yukon Territory property and its extensive Copper Hill Property in Ontario.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK.

FINANCIAL SUMMARY

During the period, the Company raised a gross amount of $867,500 from private placements and the exercise of warrants.  $1,087,245 was spent on mineral interests.  Administration expenses amounted to $397,711 including financing fees of $83,771, and stock based compensation of $139,096. $121,469 of the stock based compensation is included in the management fees of $136,469.

 SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2005	May 31, 2004	May 31, 2003

Net loss	(859,431)	(520,094)	(410,918)
Net loss per share	(0.03)	(0.03)	(0.04)
Total assets	5,564,406	3,755,045	2,709,503

As the Company has no revenues, increased activity causes increased losses.  Other losses can be caused by write-downs or write-offs of assets which do not follow a trend.  The increased success in the past year in the raising of capital has allowed the company to increase its activity which has resulted in a higher loss figure.

RESULTS OF OPERATIONS

Net loss in the current period was $397,711 compared to $204,384 in the prior year reflecting an increase of $193,327.  This increase is due mainly to stock-based compensation which increased from $16,270 to $139,096, an increase of $122,826. In general, administrative expenses reflect the normal corporate business cycle.  Line item increases/decreases in costs relate to the Company’s additional efforts to provide greater administrative support to management’s ongoing efforts to seek new properties, monitor exploration expenditures, and increase shareholder value.

●

Financing fees and expenses increased by $44,931 due to more capital raised in the first quarter.

●

Professional fees were increased by $9,978 due to an under provision of costs relating to the previous years auditor’s fees.

●

Business development expenses increased by $48,738 due to increased efforts to raise the profile of the company.

SUMMARY OF QUARTERLY RESULTS

	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb. 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004
Net loss	(97,597)	(300,114)	(563,284)	(101,255)	(88,291)	(135,670)	(150,820)	(162,766)
Net loss per share	(0.003)	(0.008)	(0.019)	(0.004)	(0.004)	(0.006)	(0.007)	(0.009)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

LIQUIDITY

As at November 30, 2005, the Company had working capital totaling $966,045.  These funds will be sufficient for the Company to meet its working capital needs and property payment commitments in the coming year and to carry out a significant amount of exploration.  Nonetheless, in the longer term, as the company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

During the period, net cash used in operating activities was $355,615, net cash used in investing activities was $1,071,012, and net cash provided by financing activities was $754,240.  This resulted in a net decrease in cash of $672,387 from the Company’s cash position at May 31, 2005.

CHANGES IN FINANCIAL POSITION

Significant changes in the Company’s financial position are as follows:

The increase in mineral interests of $1,087,245 reflects exploration expenditures and acquisition costs of $190,882 incurred at Copper Hill, Ontario and exploration expenditures including acquisition costs totaling $894,485 incurred at Nor, Yukon.

The increase in share capital of $867,500 was due to private placement financings and the exercise of warrants, details of which are listed in Note 7 accompanying the interim financial statements.

The increase in contributed surplus of $139,096 represents the value of stock options granted during the period to directors, consultants and brokers.  Details are outlined in Note 7 accompanying the interim financial statements.

RELATED PARTY TRANSACTIONS

Related party transactions are described in note 8 accompanying the financial statements.  Additional details are as follows:

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties ($9,300 during the year); and $2,500 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions.

Logan Resources Ltd. is a resource exploration company that has 4 common directors with the Company, including the President of both companies, Seamus Young.  Amounts owing by Logan Resources Ltd. represent amounts billed under an informal cost sharing arrangement with the Company for office space and administrative services.

MINERAL PROPERTIES

Copper Hill Property, Ontario - Gold

The Company's Copper Hill Property, located in the Gowganda Area of Northern Ontario, consists of 853 claim units or approximately 17,060 hectares.  Ownership details are listed in note 6(a)(i) to the financial statements.

Bear River Property, BC - Gold

The Company's Bear River Property is located in the Skeena Mining Division, BC and consists of 3 100% owned mineral claims (subject to NSR's).

Nor Property, Yukon - Uranium

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory and consists of 206 claims. Subsequent to November 30, 2005, the Company staked additional claims, the property now comprises 282 claims.

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 6(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of the property.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin.  The property is adjacent to the Cluff Lake Uranium Mine boundary.  The Cluff Lake Mine has been one of the largest producers of uranium in the world.  The Company granted an option to Essendon Solutions Inc. (ESO Uranium Corp.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property. (see note 6(c) in the financial statements).

MINERAL EXPLORATION ACTIVITY

COPPER HILL PROPERTY

Drill Hole Testing GEOTEM Conductor in the North Foley Lake

International KRL Resources Corp. drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property. The 600m long conductor, striking roughly north-west/south-east and dipping to the south-west, was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004.

The 351m hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. No significant assay results were identified in this unit. The last 3.9 meters of the hole returned a weighted average of 0.8grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

Prospecting, Mapping and Rock Chip Sampling Program

The Company also carried out an extensive prospecting, mapping and rock chip sampling program covering all the magnetic and EM conductors identified by the airborne survey carried out in 2004. The results of this survey will be released as soon as they have been compiled.

BEAR RIVER PROJECT (MM GROUP), SKEENA M.D., BRITISH COLUMBIA

There was no activity in this year. The property is available for option.

NOR PROPERTY

The Nor Property comprises 282 claims (as of January 26, 2006), in the Richardson Mountains of the Yukon Territory, 65 km east of the Eagle River Lodge, off the Dempster Highway.  The property exhibits some similarities to the Olympic Dam Uranium Mine property in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare elements and very large magnetic and gravity anomalies. The property has not previously been explored as a Uranium target.

International KRL Resources Corp. carried out a geophysics and geochemical sampling program. The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering. The survey was successful in defining many obvious and more subtle features of the Richardson fault array as well as providing high resolution magnetic coverage of the Nor ridge. Standard colour contoured Total Magnetic Intensity (TMI) map a collection of filtered and derivative maps were produced and a presentation of the survey was given to the Company by VOX Geoscience Ltd. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.).

Over 1,100 soil samples were collected for analysis as part of the geochemical soil survey on the property.  The samples were collected from a surveyed grid and the geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver.  Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist.  The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results has shown coincident copper and uranium anomalies extending intermittently along 8.5 kilometres over the surveyed length of the property.  In addition, coincident rare earth element (REE) anomalies occur along the anomalous copper-uranium trend.  Evaluation of the geochemical anomalies with the results of geological mapping, rock sampling and the induced polarization survey is in progress and will be reported in a timely manner.

SUBSEQUENT EVENTS

Subsequent events to this period are described in note 11 to the interim financial statements, but includes the issuing of 2,360,000 flow through units at a price of $0.25 raising $590,000. The Company is still in the process of issuing up to 8,000,000 non-flow through units at a price of $0,20 per non-flow through unit, raising up to $1,600,000.

698,625 Shares were also issued at $0.20 per share, pursuant to stock options issued previously raising a total amount of $139,725.

43-101 Report on Nor Property

 The Company filed with the B.C. Securities Commission an independent NI 43-101 compliant, technical report on the Nor Property.  The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario. The property is in a geological setting with striking similarities to the Gawlor Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located.

The report by Mr. George reviews results of the 2005 geophysical and geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season.  He states that the 2005 airborne geophysical surveys indicates that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 kilometres.  The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization.  Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4%U and 0.6% Cu.  At Olympic Dam WMC Resources has estimated resources as being in excess of 4 billion tonnes with current reserves of approximately 650 million tonnes grading 1.5% copper, 0.5 kg/t uranium, 0.5 g/t gold and 0.55 g/t silver.

Based on the results of both historical work and the 2005 exploration data, Mr. George compares the primary characteristics of the NOR and the Olympic Dam deposit, and concludes that the NOR Property warrants an intensive exploration program to test the potential for a large Olympic Dam-type body.  He recommends an initial 15,000 metre drilling program at depths of up to 1500 metres below surface along the 8 kilometre trend of the NOR ridge.  The estimated budget for this proposed 2006 exploration is $3.3 million.

This NI 43-101 compliant Evaluation Report on the NOR Property is available for viewing on SEDAR.  The Qualified Person for the NOR Project is Michael Sanguinetti, P.Eng.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the

Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the

SEDAR website: www.sedar.com and the US Securities & Exchange Commission Website: www.sec.gov

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

INTERNATIONAL KRL RESOURCES CORP.

570 – 789 WEST PENDER STREET

VANCOUVER

BRITISH COLUMBIA

V6C 1H2

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, BC

Mike Muzylowski, Vancouver, BC

       Clifford H. Frame, Toronto, Ontario

Judith T. Mazvihwa, Coquitlam, BC

       F. Charles Vickers, Jr. of Dallas, Texas

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver

BC

V6Z 2M1

4.

AUDITORS

Manning Elliott Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver

BC

V6E 3S7

5.

TRADE SYMBOL

IRK- TSX-Venture

IRKLF-PK (USA)